SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
Western Refining, Inc.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
959319 10 4

(CUSIP Number)
Jeff A. Stevens
6500 Trowbridge Drive
El Paso, Texas 79905
(915) 775-3300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 2, 2007

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 6 Pages)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Jeff A. Stevens

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)

	OO (please see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,900

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,229,218

WITH	10	SHARED DISPOSITIVE POWER

		14,134

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,248,252 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.6%

14	TYPE OF REPORTING PERSON (see instructions)

	IN

(1)	Of the shares indicated as beneficially owned by Mr. Stevens, 14,134 shares are beneficially owned by WRC Refining Company (“WRCRC”), in which Mr. Stevens holds a 1.8% interest and 4,900 shares are restricted shares that will vest over three years from the date of grant and over which shares Mr. Stevens has sole voting power. Of the remaining 7,229,218 shares beneficially owned by Mr. Stevens, Mr. Stevens has sole dispositive power and Paul L. Foster has sole voting power pursuant to the Voting Agreement described in Item 4 herein.

     This Amendment No. 1 (the “Amendment”) constitutes the first amendment to the Schedule 13D originally filed by Jeff A. Stevens (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006 (the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.
Item 4. Purpose of Transaction
     The Schedule 13D is hereby amended by inserting the following text after the first paragraph under Item 4 thereof:
     “On July 26, 2007, the general and limited partners of RHC Holdings, L.P., namely: (i) WRCRC, as general partner and (ii) Paul L. Foster, Franklin Mountain Investments Limited Partnership (“FMILP”), the Reporting Person, Ralph A. Schmidt and Scott D. Weaver as limited partners (collectively with WRCRC, the “Partners”) approved a pro rata distribution in kind to the Partners of all of the shares of Common Stock of the Issuer held by RHC Holdings, L.P. on August 2, 2007 (the “Distribution”). As a result of the Distribution, the Partners now directly hold the shares of Common Stock of the Issuer that they previously held indirectly through their respective ownership interests in RHC.
     On August 2, 2007, the Partners entered into a Voting Agreement which provides for the voting of certain of their shares of Common Stock of the Issuer and grants an irrevocable proxy to vote such shares to Paul L. Foster (the “Voting Agreement”). The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement which is filed as Exhibit (b) hereto and is incorporated herein by reference.”
     The fourth bullet point under paragraph 2 of Item 4 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:
     “ • any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;”
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:
     (a) (i) The Reporting Person is the beneficial owner of 7,248,252 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 68,161,792 shares of Common Stock outstanding as of August 2, 2007, constitutes 10.6% of the outstanding shares of Common Stock. Of the shares indicated as beneficially owned by the Reporting Person, 4,900 shares are restricted shares that will vest over three years from the date of grant and over which the Reporting Person has sole voting power and 14,134 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 1.8% interest. Of the remaining 7,229,218 shares beneficially owned by the Reporting Person, the Reporting Person has sole dispositive power and Paul L. Foster has sole voting power pursuant to the Voting Agreement described in Item 4 herein.
          (ii) Paul L. Foster is the beneficial owner of 29,306,812 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 43.0% of the outstanding shares of Common Stock.
          (iii) Scott D. Weaver is the beneficial owner of 2,015,243 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 3.0% of the outstanding shares of Common Stock.
          (iv) Ralph A. Schmidt is the beneficial owner of 2,018,558 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 3.0% of the outstanding shares of Common Stock.

          (v) FMILP is the beneficial owner of 19,277,914 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 28.3% of the outstanding shares of Common Stock.
          (vi) WRCRC is the beneficial owner of 807,302 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 1.2% of the outstanding shares of Common Stock.
     (b) (i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, 4,900 shares are restricted shares that will vest over three years from the date of grant and over which the Reporting Person has sole voting power and 14,134 shares are beneficially owned by WRCRC, in which the Reporting Person holds a 1.8% interest and over which the Reporting Person has shared dispositive power. WRCRC is a Texas corporation, and its business address is 6500 Trowbridge Drive, El Paso, Texas 79905. During the past five years, WRCRC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Of the remaining 7,229,218 shares beneficially owned by the Reporting Person, the Reporting Person has sole dispositive power and Paul L. Foster has sole voting power pursuant to the Voting Agreement described in Item 4 herein.
          (ii) Mr. Foster has sole voting power for 40,574,250 shares of Common Stock of the Issuer. Of the shares indicated as beneficially owned by Paul L. Foster in Item 5(a)(ii) above, 6,250 are restricted shares which will vest over three years from the date of grant. Of the remaining 29,300,562 shares beneficially owned by Mr. Foster, Mr. Foster has sole dispositive power over 9,237,334 shares and shared dispositive power over 20,063,228 shares of which 785,314 shares are beneficially owned by WRCRC, in which Mr. Foster holds a 97.3% interest and 19,277,914 shares are beneficially owned by FMILP in which Mr. Foster holds an 89.6% interest.
          (iii) Of the shares indicated as beneficially owned by Scott D. Weaver in Item 5(a)(iii) above, 3,200 shares are restricted shares over which Mr. Weaver has sole voting power and 3,927 shares are beneficially owned by WRCRC, in which Mr. Weaver holds a 0.5% interest and over which shares Mr. Weaver has shared dispositive power. Of the remaining 2,008,116 shares beneficially owned by Mr. Weaver, Paul L. Foster has sole voting power and Mr. Weaver has sole dispositive power.
          (iv) Of the shares indicated as beneficially owned by Ralph A. Schmidt in Item 5(a)(iv) above, Mr. Schmidt has shared dispositive power for 3,927 of the shares which are beneficially owned by WRCRC, in which Mr. Schmidt holds a 0.5% interest and 1,515 shares are restricted shares that will vest over three years from the date of grant and over which shares Mr. Schmidt has sole voting power. Of the remaining 2,013,116 shares beneficially owned by Mr. Schmidt, Mr. Schmidt has sole voting and dispositive power over 5,000 shares and Paul L. Foster has sole voting power and Mr. Schmidt has sole dispositive power over 2,008,116 shares.
          (v) Of the shares indicated as beneficially owned by FMILP in Item 5(a)(v) above, FMILP has shared dispositive power over all of the shares. Paul L. Foster holds an 89.6% interest in FMILP and is the sole stockholder and President of Franklin Mountain, G.P., LLC, the General Partner of FMILP and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, Mr. Foster has sole voting power over the shares beneficially held by FMILP.
          (vi) Of the shares indicated as beneficially owned by WRCRC in Item 5(a)(vi) above, WRCRC has shared dispositive power over all of the shares. Paul L. Foster holds a 97.3% interest in WRCRC and is the President, controlling stockholder and Chief Executive Officer of WRCRC and as such, may be deemed to have dispositive power over all of its shares. Pursuant to the Voting Agreement as described in Item 4 herein, Mr. Foster has sole voting power over the shares beneficially held by WRCRC.
     (c) Except as described in Item 4 of this Schedule 13D or elsewhere in this Schedule 13D, the Reporting Person, Paul L. Foster, Scott D. Weaver, Ralph A. Schmidt, FMILP and WRCRC have not effected any transactions in the Common Stock during the past 60 days.

     (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
     (e) Not applicable.
Item 7. Material to Be Filed as Exhibits
     The following exhibit is added as Exhibit (b) to the Schedule 13D:
     (b) Voting Agreement dated as of August 2, 2007, by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.

Signatures
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2007

/s/ Jeff A. Stevens

Jeff A. Stevens

EXHIBIT INDEX
     Voting Agreement dated as of August 2, 2007 by and among the certain stockholders of Western Refining, Inc. listed on the signature pages thereto.